Notice to ASX/LSE Rio Tinto and Sumitomo Metal Mining to partner on Winu copper-gold project 4 December 2024 Rio Tinto and Sumitomo Metal Mining (SMM) have signed a Term Sheet for a Joint Venture to deliver the Winu copper-gold project, located in the Great Sandy Desert region of Western Australia. Under the Term Sheet, which includes exclusivity obligations to work towards a binding Definitive Agreement, Rio Tinto will continue to develop and operate Winu as managing partner and SMM will pay Rio Tinto $399 million for a 30% equity share of the project. This includes $195 million upfront and $204 million in deferred considerations contingent on milestones and adjustments to be agreed. The parties have also entered into a letter of intent to develop a broader strategic partnership to work together to explore opportunities for commercial, technical and strategic collaboration across copper, other base metals and lithium. The Winu project is an attractive low-risk, long-life copper-gold deposit discovered by Rio Tinto in 2017, that is highly prospective for expansion beyond the initial development1. It is located in proximity to Rio Tinto’s Pilbara iron ore assets. Rio Tinto and SMM will now work to finalise definitive agreements for the Winu project joint venture in the first half of 2025, along with formalising the broader strategic partnership. Rio Tinto will also continue to focus on its partnership with the Nyangumarta Traditional Owners, including progressing Project Agreement negotiations2. A pre-feasibility study for the Winu project with an initial development of processing capacity of up to 10 mtpa is expected to be completed in 2025, along with the submission of an Environmental Review Document under the EPA Environmental Impact Assessment process. Rio Tinto Copper Chief Executive Katie Jackson said: “We share a long history with Sumitomo Metal Mining as partners and deeply value the commitment they will bring to the Winu project. This is a unique opportunity to derisk our investment, as we work with an experienced partner. We look forward to working more broadly as strategic partners to find new ways to deliver value across the metals and minerals supply chain. “Progress in 2024 including the attractive partnership proposal from Sumitomo Metal Mining has cemented the path forward for Winu to deliver profitable growth. We will continue to advance the Winu project in close partnership with the Nyangumarta Traditional Owners and the Karlkayn airstrip with the Martu Traditional Owners, in a way that benefits all parties.” Sumitomo Metal Mining General Manager of Mineral Resources Division Hideyuki Okamoto said: “We look forward to renewing our long-standing relationship with Rio Tinto by partnering on the highly attractive Winu Project. We are also excited to explore further opportunities for collaboration given the strong alignment between our companies.” 1 $438 million total investment to June 2024, including all exploration and project spend. 2 Project Agreements are being progressed with the Nyangumarta Traditional Owner Group for the Winu project and the Martu Traditional Owner Group for the Karlkayn airstrip. EXHIBIT 99.7

Notice to ASX/LSE The closing of the transaction will be subject to obtaining any necessary consents and approvals, and the satisfaction of customary conditions.

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